UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Imago BioSciences, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

45250K107

(CUSIP Number)

Steve R. Bailey

Frazier Healthcare Partners

601 Union Street, Suite 3200

Seattle, WA 98101

Telephone: (206) 621-7200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 15, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45250K107

1.	Name of Reporting Persons. Frazier Healthcare VII, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 2,312,331 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 2,312,331 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,312,331 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.2% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)

Consists of 2,312,331 shares of Common Stock held directly by Frazier Healthcare VII, L.P. FHM VII, L.P. is the general partner of Frazier Healthcare VII, L.P. and FHM VII, L.L.C. is the general partner of FHM VII, L.P. Alan Frazier, Nader Naini, Patrick J. Heron, James N. Topper, Nathan Every, and Brian Morfitt are the members of FHM VII, L.L.C. and therefore share voting and investment power over the shares held by Frazier Healthcare VII, L.P.

(2)

Based on 32,115,655 shares of Common Stock that were anticipated to be outstanding following the Issuer’s initial public offering as set forth in the Issuer’s final prospectus filed with the SEC pursuant to Rule 424(b)(4) on July 16, 2021.

CUSIP No. 45250K107

1.	Name of Reporting Persons. Frazier Healthcare VII-A, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 658,943 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 658,943 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 658,943 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.1% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)

Consists of 658,943 shares of Common Stock held directly by Frazier Healthcare VII-A, L.P. FHM VII, L.P. is the general partner of Frazier Healthcare VII-A, L.P. and FHM VII, L.L.C. is the general partner of FHM VII, L.P. Alan Frazier, Nader Naini, Patrick J. Heron, James N. Topper, Nathan Every, and Brian Morfitt are the members of FHM VII, L.L.C. and therefore share voting and investment power over the shares held by Frazier Healthcare VII-A, L.P.

(2)

Based on 32,115,655 shares of Common Stock that were anticipated to be outstanding following the Issuer’s initial public offering as set forth in the Issuer’s final prospectus filed with the SEC pursuant to Rule 424(b)(4) on July 16, 2021.

CUSIP No. 45250K107

1.	Name of Reporting Persons. FHM VII, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 2,971,274 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 2,971,274 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,971,274 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.3% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)

Consists of 2,312,331 shares of Common Stock held directly by Frazier Healthcare VII, L.P. and 658,943 shares of Common Stock held directly by Frazier Healthcare VII-A, L.P (collectively, the “FH Shares”). FHM VII, L.P. is the general partner of both Frazier Healthcare VII, L.P. and Frazier Healthcare VII-A, L.P., and FHM VII, L.L.C. is the general partner of FHM VII, L.P. Alan Frazier, Nader Naini, Patrick J. Heron, James N. Topper, Nathan Every, and Brian Morfitt are the members of FHM VII, L.L.C. and therefore share voting and investment power over the FH Shares.

(2)

Based on 32,115,655 shares of Common Stock that were anticipated to be outstanding following the Issuer’s initial public offering as set forth in the Issuer’s final prospectus filed with the SEC pursuant to Rule 424(b)(4) on July 16, 2021.

CUSIP No. 45250K107

1.	Name of Reporting Persons. FHM VII, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 2,971,274 shares (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,971,274 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,971,274 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.3% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)

Consists of 2,312,331 shares of Common Stock held directly by Frazier Healthcare VII, L.P. and 658,943 shares of Common Stock held directly by Frazier Healthcare VII-A, L.P (collectively, the “FH Shares”). FHM VII, L.P. is the general partner of both Frazier Healthcare VII, L.P. and Frazier Healthcare VII-A, L.P., and FHM VII, L.L.C. is the general partner of FHM VII, L.P. Alan Frazier, Nader Naini, Patrick J. Heron, James N. Topper, Nathan Every, and Brian Morfitt are the members of FHM VII, L.L.C. and therefore share voting and investment power over the FH Shares.

(2)

Based on 32,115,655 shares of Common Stock that were anticipated to be outstanding following the Issuer’s initial public offering as set forth in the Issuer’s final prospectus filed with the SEC pursuant to Rule 424(b)(4) on July 16, 2021.

CUSIP No. 45250K107

1.	Name of Reporting Persons. James N. Topper
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States Citizen

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 2,971,274 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 2,971,274 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,971,274 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.3% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)

Consists of 2,312,331 shares of Common Stock held directly by Frazier Healthcare VII, L.P. and 658,943 shares of Common Stock held directly by Frazier Healthcare VII-A, L.P (collectively, the “FH Shares”). FHM VII, L.P. is the general partner of both Frazier Healthcare VII, L.P. and Frazier Healthcare VII-A, L.P., and FHM VII, L.L.C. is the general partner of FHM VII, L.P. Alan Frazier, Nader Naini, Patrick J. Heron, James N. Topper, Nathan Every, and Brian Morfitt are the members of FHM VII, L.L.C. and therefore share voting and investment power over the FH Shares.

(2)

Based on 32,115,655 shares of Common Stock that were anticipated to be outstanding following the Issuer’s initial public offering as set forth in the Issuer’s final prospectus filed with the SEC pursuant to Rule 424(b)(4) on July 16, 2021.

CUSIP No. 45250K107

1.	Name of Reporting Persons. Patrick J. Heron
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States Citizen

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 661 shares (1)
	8.	Shared Voting Power 2,971,274 shares (1)
	9.	Sole Dispositive Power 661 shares (1)
	10.	Shared Dispositive Power 2,971,274 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,971,935 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.3% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)

Consists of (i) 661 shares of Common Stock that are issuable upon the exercise of options held directly by Patrick J. Heron that are exercisable within 60 days of July 15, 2021, (ii) 2,312,331 shares of Common Stock held directly by Frazier Healthcare VII, L.P. and (iii) 658,943 shares of Common Stock held directly by Frazier Healthcare VII-A, L.P (collectively, the “FH Shares”). FHM VII, L.P. is the general partner of both Frazier Healthcare VII, L.P. and Frazier Healthcare VII-A, L.P., and FHM VII, L.L.C. is the general partner of FHM VII, L.P. Alan Frazier, Nader Naini, Patrick J. Heron, James N. Topper, Nathan Every, and Brian Morfitt are the members of FHM VII, L.L.C. and therefore share voting and investment power over the FH Shares.

(2)

Based on (i) 32,115,655 shares of Common Stock that were anticipated to be outstanding following the Issuer’s initial public offering as set forth in the Issuer’s final prospectus filed with the SEC pursuant to Rule 424(b)(4) on July 16, 2021 and (ii) 661 shares of Common Stock that are issuable upon the exercise of options held directly by Patrick J. Heron that are exercisable within 60 days of July 15, 2021.

CUSIP No. 45250K107

1.	Name of Reporting Persons. Alan Frazier
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States Citizen

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 2,971,274 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 2,971,274 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,971,274 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.3% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)

Consists of 2,312,331 shares of Common Stock held directly by Frazier Healthcare VII, L.P. and 658,943 shares of Common Stock held directly by Frazier Healthcare VII-A, L.P (collectively, the “FH Shares”). FHM VII, L.P. is the general partner of both Frazier Healthcare VII, L.P. and Frazier Healthcare VII-A, L.P., and FHM VII, L.L.C. is the general partner of FHM VII, L.P. Alan Frazier, Nader Naini, Patrick J. Heron, James N. Topper, Nathan Every, and Brian Morfitt are the members of FHM VII, L.L.C. and therefore share voting and investment power over the FH Shares.

(2)

Based on 32,115,655 shares of Common Stock that were anticipated to be outstanding following the Issuer’s initial public offering as set forth in the Issuer’s final prospectus filed with the SEC pursuant to Rule 424(b)(4) on July 16, 2021.

CUSIP No. 45250K107

1.	Name of Reporting Persons. Nader Naini
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States Citizen

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 2,971,274 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 2,971,274 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,971,274 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.3% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)

Consists of 2,312,331 shares of Common Stock held directly by Frazier Healthcare VII, L.P. and 658,943 shares of Common Stock held directly by Frazier Healthcare VII-A, L.P (collectively, the “FH Shares”). FHM VII, L.P. is the general partner of both Frazier Healthcare VII, L.P. and Frazier Healthcare VII-A, L.P., and FHM VII, L.L.C. is the general partner of FHM VII, L.P. Alan Frazier, Nader Naini, Patrick J. Heron, James N. Topper, Nathan Every, and Brian Morfitt are the members of FHM VII, L.L.C. and therefore share voting and investment power over the FH Shares.

(2)

Based on 32,115,655 shares of Common Stock that were anticipated to be outstanding following the Issuer’s initial public offering as set forth in the Issuer’s final prospectus filed with the SEC pursuant to Rule 424(b)(4) on July 16, 2021.

CUSIP No. 45250K107

1.	Name of Reporting Persons. Brian Morfitt
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States Citizen

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 2,971,274 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 2,971,274 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,971,274 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.3% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)

Consists of 2,312,331 shares of Common Stock held directly by Frazier Healthcare VII, L.P. and 658,943 shares of Common Stock held directly by Frazier Healthcare VII-A, L.P (collectively, the “FH Shares”). FHM VII, L.P. is the general partner of both Frazier Healthcare VII, L.P. and Frazier Healthcare VII-A, L.P., and FHM VII, L.L.C. is the general partner of FHM VII, L.P. Alan Frazier, Nader Naini, Patrick J. Heron, James N. Topper, Nathan Every, and Brian Morfitt are the members of FHM VII, L.L.C. and therefore share voting and investment power over the FH Shares.

(2)

Based on 32,115,655 shares of Common Stock that were anticipated to be outstanding following the Issuer’s initial public offering as set forth in the Issuer’s final prospectus filed with the SEC pursuant to Rule 424(b)(4) on July 16, 2021.

CUSIP No. 45250K107

1.	Name of Reporting Persons. Nathan Every
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States Citizen

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 2,971,274 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 2,971,274 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,971,274 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.3% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)

Consists of 2,312,331 shares of Common Stock held directly by Frazier Healthcare VII, L.P. and 658,943 shares of Common Stock held directly by Frazier Healthcare VII-A, L.P (collectively, the “FH Shares”). FHM VII, L.P. is the general partner of both Frazier Healthcare VII, L.P. and Frazier Healthcare VII-A, L.P., and FHM VII, L.L.C. is the general partner of FHM VII, L.P. Alan Frazier, Nader Naini, Patrick J. Heron, James N. Topper, Nathan Every, and Brian Morfitt are the members of FHM VII, L.L.C. and therefore share voting and investment power over the FH Shares.

(2)

Based on 32,115,655 shares of Common Stock that were anticipated to be outstanding following the Issuer’s initial public offering as set forth in the Issuer’s final prospectus filed with the SEC pursuant to Rule 424(b)(4) on July 16, 2021.

CUSIP No. 45250K107

Item 1.	Security and Issuer.

This statement relates to the Common Stock of Imago BioSciences, Inc. (the “Issuer”), having its principal executive office at 329 Oyster Point Blvd., 3rd Floor, South San Francisco, CA 94080.

Item 2.	Identity and Background

(a)	Name:

The entities and persons filing this statement (collectively, the “Reporting Persons”) are:

Frazier Healthcare VII, L.P. (“FH-VII”)

Frazier Healthcare VII-A, L.P. (“FH-VIIA”)

FHM VII, L.P. (“FHM-VII L.P.”)

FHM VII, L.L.C. (“FHM-VII LLC”)

James N. Topper (“Topper”)

Patrick J. Heron (“Heron”)

Alan Frazier (“Frazier”)

Nader Naini (“Naini”)

Nathan Every (“Every”)

Brian Morfitt (“Morfitt” and together with Topper, Heron, Frazier, Naini and Every, the “Members”)

(b)	Residence or Business Address:

The address of the principal place of business for each of the Reporting Persons is:

c/o Frazier Healthcare Partners

601 Union Street, Suite 3200

Seattle, WA 98101

(c)	Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

FH-VII and FH-VIIA are venture capital funds concentrating in healthcare and related fields. The sole business of FHM-VII L.P. is to serve as general partner of both FH-VII and FH-VIIA. The sole business of FHM-VII LLC is to serve as general partner of FHM-VII L.P. The principal business of the Members is to manage FH-VII, FH-VIIA, FHM-VII L.P., FHM-VII LLC and a number of affiliated partnerships with similar businesses.

(d)

Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case:

During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order:

During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship:

Entities:	FH-VII	- Delaware, U.S.A.
	FH-VII A	- Delaware, U.S.A.
	FHM-VII L.P.	Delaware, U.S.A.
	FHM-VII LLC	- Delaware, U.S.A.
Individuals:	Topper	- United States Citizen
	Heron	- United States Citizen
	Frazier	- United States Citizen
	Naini	- United States Citizen
	Every	- United States Citizen
	Morfitt	- United States Citizen

Item 3.	Source and Amount of Funds or Other Consideration

Prior to the Issuer’s initial public offering (the “IPO”), and after accounting for the 8.4-1 reverse stock split that the Issuer had effected on July 13, 2021, FH-VII and FH-VIIA collectively purchased from the Issuer in a series of private transactions, 1,541,822 shares of Series A Preferred Shares (“Series A Stock”), 951,742 shares of Series B Preferred Shares (“Series B Stock”) and 290,210 shares of Series C Preferred Shares (“Series C Stock”) for an aggregate purchase price of $19,371,856. Upon closing of the IPO, the shares of Series A Stock, Series B Stock and Series C Stock held by FH-VII and FH-VIIA automatically converted into shares of Common Stock of the Issuer on a 1-to-1 basis, resulting in FH-VII and FH-VIIA collectively holding a total of 2,783,774 shares of Common Stock at such time. In addition, at the time of the IPO, FH-VII and FH-VIIA collectively purchased an aggregate of 187,500 shares of Common Stock of the Issuer at the IPO price of $16.00 per share. FH-VII and FH-VIIA collectively hold 2,971,274 shares of Common Stock of the Issuer as of the date of this filing (the “FH Shares”).

The working capital of FH-VII and FH-VIIA was the source of the funds for the purchase of the FH Shares. No part of the purchase price of the FH Shares was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the FH Shares.

Item 4.	Purpose of Transaction

FH-VII and FH-VIIA acquired the FH Shares for investment purposes. Depending on market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors, FH-VII, FH-VIIA and other Reporting Persons may dispose of or acquire additional shares of the Issuer. Except as set forth above, none of the Reporting Persons has any present plans which relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)

Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)	Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a)

State the aggregate number and percentage of the class of securities identified pursuant to Item 1 (which may be based on the number of securities outstanding as contained in the most recently available filing with the Commission by the issuer unless the filing person has reason to believe such information is not current) beneficially owned (identifying those shares which there is a right to acquire) by each person named in Item 2. The information should also be furnished with respect to persons who, together with any of the persons named in Item 2, comprise a group within the meaning of Section 13(d)(3) of the Act:

FH-VII and FH-VIIA are the record owners of the FH Shares. As the sole general partner of FH-VII and of FH-VIIA, FHM L.P. may be deemed to beneficially own the FH Shares. As the sole general partner of FHM L.P., FHM L.L.C. may be deemed to beneficially own the FH Shares. As members of FHM L.L.C., each of the Members may be deemed to beneficially own the FH Shares.

The percentage of outstanding shares of Common Stock of the Issuer, which may be deemed to be beneficially owned by each Reporting Person other than Heron, is set forth on Line 13 of such Reporting Person’s cover sheet. Such percentage was calculated based on the 32,115,655 shares of Common Stock that were anticipated to be outstanding following the Issuer’s IPO as set forth in the Issuer’s final prospectus filed with the SEC pursuant to Rule 424(b)(4) on July 16, 2021.

The percentage of outstanding Common Stock of the Issuer, which may be deemed to be beneficially owned by Heron, is set forth on Line 13 of Heron’s cover sheet. Such percentage was calculated based on (i) 32,115,655 shares of Common Stock that were anticipated to be outstanding following the

Issuer’s IPO as set forth in the Issuer’s final prospectus filed with the SEC pursuant to Rule 424(b)(4) on July 16, 2021, and (ii) 661 shares of Common Stock that are issuable upon the exercise of options held directly by Mr. Heron that are exercisable within 60 days of July 15, 2021.

(b)

For each person named in response to paragraph (a), indicate the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition. Provide the applicable information required by Item 2 with respect to each person with whom the power to vote or to direct the vote or to dispose or direct the disposition is shared:

Regarding the number of shares as to which such person has:

a.	Sole power to vote or to direct the vote: See line 7 of cover sheets.

b.	Shared power to vote or to direct the vote: See line 8 of cover sheets.

c.	Sole power to dispose or to direct the disposition: See line 9 of cover sheets.

d.	Shared power to dispose or to direct the disposition: See line 10 of cover sheets.

(c)

Describe any transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D (§240.13d-191), whichever is less, by the persons named in response to paragraph (a):

Information with respect to transactions in the Securities which were effected within the past sixty days or since the most recent filing on Schedule 13D, whichever is less, by the Reporting Persons is set forth below.

FH-VII :

Date of Transaction	Type of Transaction	Quantity	Class of Stock	Price Per Share (excluding commissions)
7/15/2021	Purchase	145,918	Common Stock	$16.00

FH-VII A:

Date of Transaction	Type of Transaction	Quantity	Class of Stock	Price Per Share (excluding commissions)
7/15/2021	Purchase	41,582	Common Stock	$16.00

FHM-VII L.P.:

Date of Transaction	Type of Transaction	Quantity	Class of Stock	Price Per Share (excluding commissions)
N/A	N/A	N/A	N/A	N/A

FHM-VII LLC:

Date of Transaction	Type of Transaction	Quantity	Class of Stock	Price Per Share (excluding commissions)
N/A	N/A	N/A	N/A	N/A

Topper:

Date of Transaction	Type of Transaction	Quantity	Class of Stock	Price Per Share (excluding commissions)
N/A	N/A	N/A	N/A	N/A

Heron:

Date of Transaction	Type of Transaction	Quantity	Class of Stock	Price Per Share (excluding commissions)
7/15/2021	Grant of Stock Option	23,809	Common Stock	$16.00

Frazier:

Date of Transaction	Type of Transaction	Quantity	Class of Stock	Price Per Share (excluding commissions)
N/A	N/A	N/A	N/A	N/A

Naini:

Date of Transaction	Type of Transaction	Quantity	Class of Stock	Price Per Share (excluding commissions)
N/A	N/A	N/A	N/A	N/A

Every:

Date of Transaction	Type of Transaction	Quantity	Class of Stock	Price Per Share (excluding commissions)
N/A	N/A	N/A	N/A	N/A

Morfitt:

Date of Transaction	Type of Transaction	Quantity	Class of Stock	Price Per Share (excluding commissions)
N/A	N/A	N/A	N/A	N/A

(d)

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required:

No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the FH Shares beneficially owned by any of the Reporting Persons.

(e)	If applicable, state the date on which the reporting person ceased to be the beneficial owner of more than five percent of the class of securities:

Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Lock-up Agreements

In connection with the IPO, FH-VII, FH-VII A and Mr. Heron, along with all of the Issuer’s other directors, executive officers and the holders of substantially all of the Issuer’s Common Stock agreed with the underwriters for the offering, subject to certain exceptions, not to dispose of or hedge any Common Stock or securities convertible into or exchangeable for Common Stock during the period from the date of the lock-up agreements continuing through January 11, 2022, except with the prior written consent of Jefferies LLC, Cowen and Company, LLC, Stifel, Nicolaus & Company, Incorporated and Guggenheim Securities, LLC.

Investors’ Rights Agreement

Certain of the Reporting Persons and certain other stockholders of the Issuer entered into an Amended and Restated Investors’ Rights Agreement dated November 12, 2020 (the “Investors’ Rights Agreement”), with the Issuer. Under the Investors’ Rights Agreement, holders of registrable securities, including certain of the Reporting Persons, can demand that the Issuer file a registration statement or request that their registrable shares be included on a registration statement that the Issuer is otherwise filing, in either case, registering the resale of their shares of Common Stock. These registration rights are subject to conditions and limitations, including the right, in certain circumstances, of the underwriters of an offering to limit the number of shares included in such registration.

Other than as described in this Schedule 13D, to the best of the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits

Exhibit A -	Agreement regarding filing of joint Schedule 13D.

Exhibit B -	Form of Lock-up Agreement.

Exhibit C -	Amended and Restated Investors’ Rights Agreement.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 21, 2021	FRAZIER HEALTHCARE VII, L.P.
By FHM VII, L.P., its general partner
By FHM VII, L.L.C., its general partner

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: July 21, 2021	FRAZIER HEALTHCARE VII-A, L.P.
By FHM VII, L.P., its general partner
By FHM VII, L.L.C., its general partner

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: July 21, 2021	FHM VII, L.P.
By FHM VII, L.L.C., its general partner

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: July 21, 2021	FHM VII, L.L.C.

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: July 21, 2021	By:	*
James N. Topper

Date: July 21, 2021	By:	*
Patrick J. Heron

Date: July 21, 2021	By:	*
Alan Frazier

Date: July 21, 2021	By:	*
Nader Naini

Date: July 21, 2021	By:	*
Nathan Every

Date: July 21, 2021	By:	*
Brian Morfitt

Date: July 21, 2021	*By: /s/ Steve R. Bailey
Steve R. Bailey, as Attorney-in-Fact

This Schedule 13D was executed by Steve R. Bailey on behalf of the individuals listed above pursuant to a Power of Attorney, a copy of which was filed with the SEC on March 29, 2016.

Exhibit Index

Exhibit A -	Agreement regarding filing of joint Schedule 13D.

Exhibit B -	Form of Lock-up Agreement (incorporated by reference to Exhibit D to that certain Underwriting Agreement between the Issuer and the Underwriters (as defined therein) filed as Exhibit 1.1 to the Issuer’s Registration Statement on Form S-1/A filed with the Commission on July 12, 2021).

Exhibit C -	Amended and Restated Investors’ Rights Agreement (incorporated by reference to Exhibit 10.1 to the Issuer’s Registration Statement on Form S-1 filed with the Commission on June 25, 2021).